Exhibit 10.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into this 7th  day of December, 2022, by and among Henry's Foods, Inc., a Minnesota corporation ("HFI"), and The Eidsvold Family LLC, a Minnesota limited liability company ("EFLLC") (HFI and EFLLC collectively are referred to as "Sellers" and each individually is referred to as a "Seller"), Brian Eidsvold, an individual shareholder or member of each Seller ("Brian"), H. Thomas Eidsvold, an individual shareholder of each Seller ("Thomas") (Brian and Thomas collectively are referred to as "Shareholders" and each individually is referred to as a "Shareholder"), and LOL Foods, Inc., a Nebraska corporation ("Buyer").

RECITAL

Each Seller desires to sell to Buyer, and Buyer desires to acquire from each Seller, substantially all of the assets of such Seller (excluding certain specified excluded assets), upon the terms and conditions hereinafter set forth, and Shareholders, being the holders of capital stock or other equity ownership interests of each Seller, desires that each Seller proceed with such sale.

AGREEMENT

In consideration of the above premises, the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1. DEFINITIONS
1.1Definitions.  In addition to terms defined elsewhere in this Agreement, the following terms have the meanings assigned to them herein, unless the context otherwise dictates, both for purposes of this Agreement and all Schedules and Exhibits hereto:

"Accounts Receivable" has the meaning set forth in Section 3.1(c).

"Agreement" means this Asset Purchase Agreement, as amended from time to time by the parties hereto, together with all Schedules and Exhibits hereto.

"Assets" has the meaning set forth in Section 2.1.

"Assumed Contracts" has the meaning set forth in Section 2.1(b).

"Assumed Liabilities" has the meaning set forth in Section 4.2(b) hereof.

"Average Cost" means the cost currently used by Sellers to justify the inventory component of Sellers' borrowing base provisions in Sellers' existing debt agreements with Sellers' current lender, as well as justifying the inventory component of Sellers' financial statements as represented to Buyer.

"Benefit Plans" means any and all pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock options or other stock incentive, bonus incentive, vacation pay, sick pay, severance or termination pay, employment agreement, "cafeteria" or "flexible benefit" plan under Section 125 of the Code, "employee benefit plan" as defined in Section 3(3) of ERISA, or other employee or director benefit plan, trust, arrangement, contract, agreement, policy or commitment, whether formal or informal, written or oral, under which employees or former employees of any Seller with respect to the Business are entitled to participate by reason of their current or prior employment by any Seller.

"Business" means the wholesale distribution and food service business presently conducted by Sellers, including the wholesale distribution of candy, tobacco, paper, grocery and food service products to retail and commercial customers.

"Closing" means the consummation of the transactions contemplated by this Agreement, including the transfer by Sellers to Buyer of the Assets.

"Closing Date" means the date of the Closing established pursuant to Section 4.1 hereof.

"COBRA" means Consolidated Omnibus Budget Reconciliation Act, as amended.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Contracts" means all contracts, agreements, understandings, notes, instruments, leases, subleases, mortgages, licenses, commitments or binding arrangements, express or implied, oral or written, of any kind or nature whatsoever by which any Person is bound, and all amendments thereto.

"Damages" means all damages, losses, costs, obligations, claims, demands, assessments, judgements or liabilities (whether based on contract, tort, product liability, strict liability or otherwise), including Taxes, and all expenses (including interest, penalties and attorneys' and accountants' fees and disbursements.

"Environmental Claims" has the meaning set forth in Section 11.1(b).

"Environmental Law" means any federal, state, local or foreign statute, regulation, ordinance, order, agreement, permit, plan, rule of common law or other legal requirement in any way relating to the protection of human health, the environment and natural resources, or relating to Hazardous Substance handling, treatment, storage, disposal or transportation, or arranging therefor, and all amendments thereto, and any analogous state and local laws and the regulations promulgated pursuant thereto.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"Escrow Agent" means U.S. Bank National Association.

"Escrow Agreement" has the meaning set forth in Section 4.3(c).

"Escrow Amount" means Six Hundred and Fifty Thousand Dollars ($650,000).

"Excluded Assets" has the meaning set forth in Section 2.2.

"GAAP" means United States generally accepted accounting principles consistently applied.

"Hazardous Substance" means any substance, material or waste which is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as "hazardous," "toxic," "pollutant," "contaminant," "radioactive," "biohazard," or words of similar meaning or effect, including petroleum and its compounds and by-products, asbestos, polychlorinated biphenyls, radon, mold or other fungi, and urea formaldehyde insulation.

"Inventory Adjustment" has the meaning set forth in Section 3.1(b).

"IRS" means the United States Internal Revenue Service.

"Knowledge" means (i) with respect to Sellers, all facts and information which are either within the actual knowledge of any of the officers, directors or managers of any Seller, or that should have been known to such persons in the exercise of reasonable care and after due inquiry, and (ii) with respect to Buyer, all facts and information which are either within the actual knowledge of any of the executive officers or directors of Buyer, or that should have been known to such persons in the exercise of reasonable care and after due inquiry.

"Lien" means any lien, pledge, claim, charge, security interest, hypothecation or encumbrance of any nature whatsoever.

"Material Adverse Effect" means with respect to the consequences of any event, fact or circumstance (including the occurrence or non-occurrence of any event, fact or circumstance) applicable to any Seller or the Business, that such event, fact or circumstance has caused, is causing or is reasonably likely to cause, directly, indirectly or consequentially, singularly or in the aggregate with other events, facts or circumstances, any material adverse effect on the Assets or the financial condition, operating results or operations of any Seller or the Business or any Damages in excess of $50,000; provided, however, that in no event shall any of the following changes, in and of themselves, constitute a "Material Adverse Effect": (i) any change resulting from conditions affecting the food service industry generally and which does not have a disproportionate effect on the Business, (ii) any change resulting from general business or economic conditions in the United States which does not have a disproportionate effect on the Business, or (iii) any change resulting from compliance by Sellers with the terms of, or the taking of any action contemplated by, this Agreement.

"Net Cost" means the Average Cost minus certain discounts and adjustments as shown in the report referred to internally by Sellers as the summary inventory on hand report (the inventory valuation report) stated at Net Cost using the same methodology and approach as reflected in the reports provided to Buyer during due diligence.

"Ordinary Course of Business" means, with respect to any Person, the ordinary and usual course of normal day-to-day operations of such Person, consistent with such Person’s past practice (including with respect to quantity and frequency), in compliance with all applicable Laws and undertaken by such Person in good faith and not for the purposes of evading any covenant or restriction in this Agreement.

"Organizational Documents" of an entity means (a) (i) if a corporation, its articles of incorporation or certificate of incorporation, as the case may be, and bylaws, (ii) if a limited liability company, its certificate of formation or articles of organization, as the case may be, and limited liability company agreement or operating agreement, as the case may be, (3) if a limited partnership, its certificate of limited partnership and agreement of limited partnership, (4) if a general partnership, its partnership agreement, and (b) any other Contracts relating to the creation, formation, organization, governance or ownership of such entity.

"Permitted Encumbrances" has the meaning set forth in Section 4.2(a).

"Person" means a natural person, partnership, limited partnership, joint venture, corporation, limited liability company, trust, government, government agency and any other legal entity.

"Real Property" means (i) the real property identified on Schedule 2.1(a) hereto, and (ii) the leasehold estates in real property created by the leases and subleases, if any, included among the Contracts listed on Schedule 2.1(b) or Schedule 6.8 hereto.

"Required Financial Statements" has the meaning set forth in Section 8.8.

"Retained Liabilities" has the meaning set forth in Article 5 hereof.

"Specified Litigation" means that certain personal injury lawsuit filed in Pennington County, Minnesota entitled "Tanya Erickson v. Henry's Foods, Inc." (Court File No. 57-CV-22-277).

"Tax" or "Taxes" means all taxes, levies or other similar governmental charges or fees of any kind whatsoever, including all federal, state, local and foreign income, corporation, gross receipts, franchise, capital gains, transfer, registration, sales, use, occupation, property, ad valorem, excise, windfall profits, stamp, payroll, worker's compensation disability, withholding, social security, alternative, add-on and other taxes (whether payable directly or by withholding and whether or not requiring the filing of a tax return), and all estimated taxes, additions to tax, and penalties and interest imposed thereon or with respect thereto.

"Title Company" means a title insurance company selected by Buyer.

"Title Policy" means one or more policies of title insurance under which the Title Company insures, as the case may be, title to, or the leasehold interest in, the Real Property included in the Assets and which conform to the following specifications:

(a)The form of the policy will be the current approved form of ALTA Owner's Policy, and as to leasehold estates, with an ALTA Endorsement Form 13;

(b)The policy will be issued and underwritten by the Title Company;
(c)The insured will be Buyer (or its designated affiliate);
(d)The policy will be in an amount reflecting the value of the interests insured, consistent with Schedule 3.2 hereto;
(e)There will be no exceptions to coverage other than the Permitted Encumbrances.  Without limiting the generality of the foregoing provisions hereof, the Title Policy shall not contain any exceptions with respect to:
(i)Rights or claims of parties in possession;
(ii)Encroachments, overlaps, boundary line disputes or any other matters which would be disclosed by an accurate survey and inspection;
(iii)Easements or claims of easements not shown by the public records;
(iv)Any Lien, or right to a Lien, for services, labor or materials heretofore or hereafter furnished; and
(v)Any other exceptions which may be designated or included as standard exceptions in the area where such Real Property is located; and
(f)The policy will contain such endorsements as Buyer may reasonably require (and specified by Buyer prior to Closing), including a zoning endorsement showing the zoning classification of the Real Property and confirming that the current use of such Real Property is in conformance with the applicable zoning laws and use restrictions.

"Transition Services" has the meaning set forth in Section 8.4.

ARTICLE 2. PURCHASE AND SALE OF ASSETS
2.1Assets.  Subject to the terms and conditions hereof, at the Closing Sellers shall validly sell, assign, transfer, grant, bargain, deliver and convey to Buyer (or its designated affiliate) their respective entire right, title and interest in and to all of the assets and properties owned by each Seller and used by either Seller in the Business of every type and description, tangible and intangible, wherever located and whether or not reflected on the books and records of any Seller (collectively, the "Assets"), including the following assets and properties (but specifically excluding the Excluded Assets):
(a)The real property and fixtures described on Schedule 2.1(a) hereto;
(b)All rights of Sellers under the Contracts of the Business set forth on Schedule 2.1(b) hereto (collectively, the "Assumed Contracts"); provided that, with respect to any such Contracts that are not capable of being assigned or transferred to Buyer without the consent or waiver of any other Person, such Contracts shall be assigned and transferred to Buyer only to the extent that such consents or waivers have been obtained and are in full force and effect at the Closing;
(c)All fixed assets and other personal property of the Business, including office supplies, office furniture, computer hardware and software, business machines, machinery, equipment (including vehicles, tools, supplies and leasehold improvements), and including the fixed assets and personal property set forth on Schedule 6.6(d) hereto;
(d)All inventories of merchandise, finished goods and supplies of the Business (but specifically excluding all inventories of sanitizer, personal protective equipment, CBD, Delta 8, medical marijuana and other marijuana products), on hand and in transit;
(e)All trade accounts receivable arising from the Business and owned by Sellers as of the Closing Date, as reflected on the books and records of Seller, including receivables, notes, and other evidences of amounts receivable by the Business, and any charged off accounts, whether or not such accounts currently have legal judgments (or other forms of liens or legal encumbrances) granted in favor of any Seller;
(f)All prepaid expenses from the business that hold continuing value as of the Closing Date and reflected on the books and records of the Seller;
(g)All accruals and amounts receivable and payable with respect to manufacturer's rebate and accrual programs applicable to the Business; and
(h)All telephone numbers, telephone lists, Business records and files, customer lists, promotional materials, proprietary marketing products and applications, intangible property, Intellectual Property and goodwill of the Business, including, but not limited to, all trade names, trademarks, and other intellectual property rights set forth on Schedule 6.7 hereto and all goodwill and other rights associated therewith and the corporate name of HFI (Henry's Foods, Inc.).
2.2Excluded Assets.  Described on Schedule 2.2 hereto are those assets and properties owned or used by Sellers that are being retained by Sellers, are specifically not being purchased by or transferred to Buyer and are excluded from the Assets (the "Excluded Assets").
2.3Non-Assignable Contracts.  This Agreement and any document delivered hereunder shall not constitute an assignment or an attempted assignment by any Seller of any right contemplated to be assigned to Buyer hereunder as a part of the Assets:
(a)Which is not assignable by such Seller without the consent of a third party if such consent has not been obtained and such assignment or attempted assignment would constitute a breach thereof; or
(b)If the remedies for the enforcement or any other particular provisions thereof available to such Seller would not pass to Buyer.

Each Seller shall use commercially reasonable efforts to obtain such consents of third parties as may be necessary for the assignment of any such right by Sellers.  To the extent that such right of any Seller is not assignable or where consents to the assignment thereof cannot be obtained as herein provided, Sellers shall, at the Closing, assign to Buyer the full benefit thereof and, at Buyer's request, take such other actions as are reasonable and lawful as to Sellers and Buyer, and which result in the respective benefits and obligations being apportioned between Sellers, on the one hand, and Buyer, on the other hand, in a manner that furthers the purpose and intent of this Agreement.

ARTICLE 3. PURCHASE PRICE
3.1Aggregate Purchase Price.  The aggregate purchase price (the "Purchase Price") for the Assets is an amount equal to the following:
(a)Thirty Million Two Hundred Fifty Thousand Dollars ($30,250,000); plus
(b)The value of amounts paid to cigarette and tobacco vendors for cigarette and tobacco related products in advance of receiving the product as well as the value of the inventory of merchandise for resale on the Closing Date that is good, saleable and comprises a part of the Assets (but, for the avoidance of doubt, specifically excluding all inventories of sanitizer, personal protective equipment, CBD, Delta 8, Delta 9, medical marijuana and other marijuana products), with the amount of such inventory to be based upon HFI's standard inventory control procedures, including a full count of cigarettes, cigarette stamps, and tobacco products.  Buyer representatives may be present for these counts on the Closing Date. The value of such inventory will be determined based upon Sellers' Average Cost as reflected on the books and records of the Business and agreed upon by Sellers and Buyer in writing on or before the Closing Date using the report referred to internally by the Seller as the summary inventory on hand report (the inventory valuation report) stated at Average Cost (the "Inventory"); minus one half of the difference in Sellers' Average Cost and Sellers' Net Cost as reflected on the same books and records of the Business and agreed upon by Sellers and Buyer in writing using the report referred to internally by the Seller as the summary inventory on hand report (the inventory valuation report) stated at Net Cost on or before the Closing Date (the "Inventory Adjustment"); plus
(c)The book value of the trade accounts receivable arising from the Business and owned by Sellers as of the Closing Date, as reflected on the books and records of the Business and agreed upon by Sellers and Buyer in writing on or before the Closing Date (the "Accounts Receivable"); plus
(d)An amount (the "Clawback Amount") equal to the lesser of the amount required to satisfy and discharge the "Clawback" requirement owed by Brian or $900,000 under that certain Stock and Membership Unit Purchase Agreement, dated July 31, 2018, by and among HFI, EFLLC, James L. Eidsvold, Anne M. Eidsvold, Sara A. Hendrickson (f/k/a Sara A. Eidsvold), Philip J. Eidsvold, Brian, Thomas, and Joan Eidsvold; minus

(e)An amount equal to the value of the unused vacation time and sick time to which employees of the Business who are hired by Buyer are entitled as of the Closing Date (regardless of whether such unused vacation time and sick time is accrued on the books and records of Sellers), as determined by Buyer and Sellers on the Closing Date; minus
(f)An amount equal to the value of the annual rebates earned or accrued by customers of the Business as of the Closing Date, net of any rebates receivable from vendors but which have not been paid, as reflected on the books and records of the Business and agreed upon by Sellers and Buyer in writing on or before the Closing Date.
3.2Allocation of Purchase Price.  Buyer and Sellers agree to allocate the Purchase Price to the Assets in the manner provided on Schedule 3.2 hereto.  Buyer and Sellers shall file and cause to be filed all Tax returns, and execute such other documents as may be required by any taxing authority, in a manner consistent with Schedule 3.2.  Buyer and Sellers shall prepare IRS Form 8594 pursuant to Section 1060 of the Code relating to the transactions contemplated by this Agreement based on Schedule 3.2 and deliver such form to each other.  Buyer and Sellers shall file, or cause the filing of, such form with each relevant taxing authority.
3.3Noncompetition Agreement.  At the Closing on the Closing Date, each Seller and each shareholder of each Seller, including each Shareholder, will enter into the Noncompetition Agreement in the form attached hereto as Exhibit C.
ARTICLE 4. CLOSING
4.1Closing Date.  Subject to earlier termination of this Agreement pursuant to Article 12, the Closing is expected to take place at the offices of Sellers, located at 234 McKay Avenue N., Alexandria, Minnesota, or by exchange of executed documents by electronic transmission (followed by an exchange of executed originals after the Closing), at 10:00 a.m. CT on February 3, 2023 or such other date as Buyer and Sellers may agree in writing. Such date is referred to as the "Closing Date."
4.2Transfer of Assets.  At the Closing:
(a)Sellers shall sell, transfer, assign, grant, bargain, deliver and convey to Buyer all right, title and interest in and to the Assets, free and clear of any and all Liens (except that the Real Property included in the Assets may be subject to (i) the Liens identified on Schedule 4.2(a) hereto, and (ii) statutory liens for current Taxes with respect to the Assets, including the Real Property, that are not yet due and payable (collectively, the "Permitted Encumbrances")).  The transactions contemplated by this Section 4.2(a) shall be effected or evidenced by delivery by Sellers to Buyer of bills of sale, assignments, deeds and other documents of transfer, each of which must be acceptable in form and substance to Buyer and Sellers.
(b)Buyer shall assume the obligations of Sellers accruing after the Closing (and not attributable to any violation, breach or failure to perform occurring prior to the Closing) under the Assumed Contracts (collectively, the "Assumed Liabilities").

4.3Payments by Buyer.  Subject to the terms and conditions of this Agreement, Buyer shall make the following payments:
(a)At the Closing, Buyer will deliver to Sellers (for distribution between Sellers as determined by Sellers) cash in the aggregate amount equal to the sum of:
(i)the amount set forth in Section 3.1(a) minus the Escrow Amount; plus
(ii)one hundred percent (100%) of the estimated value of the Inventory less the Inventory Adjustment as determined in accordance with Section 3.1(b); plus
(iii)one hundred percent (100%) of the estimated book value of the Accounts Receivable determined in accordance with Section 3.1(c); minus
(iv)the value of the unused vacation time and sick time determined in accordance with Section 3.1(e); minus
(v)the value of the unpaid customer rebates determined in accordance with Section 3.1(f).
(b)At the Closing or as soon thereafter as possible, but in any event, not later than thirty (30) days post-closing, Buyer will deliver the Clawback Amount provided for in Section 3.1(d) among the persons to whom the Clawback Amount is owed by Brian under the Stock and Membership Unit Purchase Agreement referred to in Section 3.1(d) (with the recipients of the Clawback Amount, and the portion of the Clawback Amount to which each such recipient is entitled, to be identified by Sellers and supported by documentation reasonably acceptable to Buyer).
(c)At the Closing, Buyer will deliver the Escrow Amount to the Escrow Agent in cash, which amount will be held by the Escrow Agent in escrow pursuant to the Escrow Agreement to be entered into at Closing by Buyer, Sellers and the Escrow Agent in the form of Exhibit E attached hereto (the "Escrow Agreement").
4.4Sales and Transfer Taxes.  Sellers shall be responsible for and agree to pay when due all sales, use, transfer and other like Taxes arising out of the transfer of the Assets by Sellers and the other transactions contemplated hereunder.
4.5Uncollected Accounts Receivable.  During the sixty (60) days following the Closing Date, Buyer will use its commercially reasonable efforts to collect the Accounts Receivables that were included in the calculation of the Purchase Price in a manner consistent with Buyer's normal practices, but shall not be obligated to initiate or participate in any litigation, retain a professional collection agency, grant any financial or other accommodation to any third party or incur any third party costs in such collection efforts.  From time to time and upon request, Buyer will provide information concerning such unpaid Accounts Receivable as reasonably requested by Sellers.  Upon the expiration of such sixty (60) day period, Buyer will review the remaining outstanding Accounts Receivable that were included in the calculation of the Purchase Price and will notify Sellers and Shareholders of such remaining outstanding Accounts Receivable, on a customer by customer basis.  Buyer shall be entitled to offset the amount equal to the book value for such remaining outstanding Accounts Receivable (utilizing the same book value for such outstanding Accounts Receivable as was determined by mutual agreement of Buyer and Sellers in accordance with Section 3.1(c)) pursuant to this paragraph against the Escrow Amount or against any amounts otherwise payable by Buyer to Sellers or Shareholders under this Agreement.
ARTICLE 5. LIABILITIES NOT ASSUMED BY BUYER

Anything in this Agreement to the contrary notwithstanding, Sellers shall be responsible for all liabilities and obligations of Sellers and the Business not hereby expressly assumed by Buyer (the "Retained Liabilities"), and Buyer shall not assume, or in any way be liable or responsible for, any liabilities or obligations of any Seller or of the Business, except the Assumed Liabilities.  Without limiting the generality of the foregoing, Buyer shall not assume, or in any way be liable or responsible for, the following Retained Liabilities:

(a)Any liability or obligation of any Seller arising out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including any Tax liability so arising;
(b)Any liability or obligation of any Seller with respect to employment or consulting agreements, pension, profit sharing, health, welfare and other Benefit Plans, or amounts owing for commissions or compensation, termination, severance or other payments to the present or former employees, officers, directors, managers, partners, shareholders or members of any Seller, including any of the contribution history or existing withdrawal liabilities associated with any multi-employer pension plan and any withdrawal liability directly or indirectly resulting from the sale of the Assets under Subtitle E, Part 1 of ERISA, in each case that are attributable to conditions existing or events occurring prior to the Closing or that are triggered by the consummation of the transactions contemplated by this Agreement other than the liabilities referred to in Article 3.1(e) which Buyer assumes;
(c)Any obligations or liabilities with respect to the present or former employees, officers, directors, managers, partners, shareholders or members of any Seller, including claims under any federal, state, local or other laws, statutes, rules, regulations, ordinances, codes, orders or authorizations, including worker's compensation claims, ERISA claims, COBRA claims, age claims, civil rights laws claims, claims under the Fair Labor Standards Act, claims under the Labor Management Relations Act, employment discrimination claims of all types, sexual harassment claims, pension fund liability (whether for current or unfunded accrued liabilities), Americans With Disabilities Act claims and Occupational Safety and Health Act claims, and any obligations or liabilities with respect to the consultants of any Seller.
(d)Any liability or obligation of any Seller arising under any Assumed Contract that is attributable to any violation, breach or failure to perform occurring prior to

Closing, and any liability or obligation of any Seller arising under any Contract that is not assumed by Buyer;
(e)Any liability or obligation of any Seller, or any consolidated group of which any Seller is a member, for any foreign, federal, state, county or local Taxes of any kind or nature, or any interest or penalties thereon;
(f)Any liability or obligation under COBRA or the Tax Reform Act of 1986, with respect to employees of any Seller (whether salary, hourly or otherwise) who are not employed by Buyer immediately upon Closing
(g)Any liability or obligation arising out of, relating to or in connection with the Specified Litigation; or
(h)Any liability or obligation of any Seller in respect of any Excluded Asset.
ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF SELLERS AND SHAREHOLDERS

Sellers and Shareholders hereby, jointly and severally, represent and warrant to Buyer as follows:

6.1Organization.  HFI is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and EFLLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota.  Each Seller has the requisite power and authority to own, operate and lease its assets and to conduct the Business as and where the Business is now conducted by it.  No Seller has any subsidiary and no Seller holds any equity or other ownership interest in any other Person.  Each Seller is qualified to do business and is in good standing under the laws of each jurisdiction in which the nature of its Business or of the properties owned or leased by it makes such qualification necessary, which jurisdictions are: (i) in the case of HFI, Minnesota, North Dakota, South Dakota, Iowa and Wisconsin; and (ii) in the case of EFLLC, Minnesota.
6.2Authority; Binding Effect.  Each Seller and Shareholder has the right, power, authority, and capacity to execute and deliver this Agreement and all other agreements contemplated hereby to be entered into by it, to perform the obligations hereunder and thereunder on its part to be performed and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Sellers and Shareholders of this Agreement and all other agreements and documents contemplated hereby to be entered into by any of them and the performance by Sellers and Shareholders of their respective obligations hereunder and thereunder have been duly approved by all necessary action, and no further approvals are required by the officers, directors, managers, shareholders or members of the respective Sellers in connection therewith.  This Agreement constitutes, and when executed and delivered, all other agreements contemplated hereby to be entered into by it constitute, the legal, valid, and binding obligations of Sellers and Shareholders, enforceable against Sellers and Shareholders in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors' rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).
6.3No Creation of Violation, Default, Breach or Encumbrance.  The execution, delivery and performance of this Agreement by each Seller and Shareholders does not (a) violate (i) any statute, rule or regulation to which such Person is subject or (ii) any order, writ, injunction, decree, judgment or ruling of any court, administrative agency or governmental body to which such Person is subject, (b) conflict with or violate any provision of the Organizational Documents of any Seller, or (c) assuming receipt of the consents set forth in Schedule 6.3 hereto, require the consent of any Person or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, violate, conflict with, breach or give rise to any right of termination, cancellation or acceleration of, or to a loss of benefit to which any Seller is entitled, under any Contract to which any Seller is a party.
6.4Compliance With Law.  No Seller is in violation of any statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative agency, governmental body or arbitration tribunal, to which any Seller or any of the Assets is subject in connection with the operation of the Business.
6.5Financial Statements.
(a)Sellers have delivered to Buyer (i) the reviewed balance sheets of each Seller as of January 31, 2020, 2021 and 2022, respectively, and the related reviewed statements of income, owner's equity and cash flows for each of the three respective fiscal years then ended, and the notes thereto, together with the report of such Seller's independent certified public accountants thereon, and (ii) the unaudited balance sheet of each Seller as of October 31, 2022, and the related internal statements of income, owner's equity and cash flows for the nine months then ended.
(b)The financial statements referred to in Section 6.5(a) above fairly present the financial position, results of operation and cash flows of each Seller as of the relevant dates thereof and for the periods covered thereby in accordance with GAAP, subject, in the case of the unaudited financial statements, to changes resulting from normal year-end adjustments and reclassifications.
(c)Except as set forth in the January 31, 2022 reviewed balance sheets of Sellers, no Seller has any liabilities or obligations, direct or contingent, accrued or otherwise, of a nature customarily reflected in financial statements in accordance with GAAP, except those incurred after such date in the Ordinary Course of Business consistent with past practice.
6.6Title and Condition of Assets.
(a)Sellers have good and indefeasible title to all of the Assets, free and clear of all Liens (except for (i) the Liens identified on Schedule 6.6(a) which are being satisfied, discharged and released at the Closing and (ii) in the case of the Real Property included in the Assets, the Permitted Encumbrances).  All of the Assets are in a Seller's possession and control.  At the Closing, Sellers will sell, transfer, assign, grant, bargain, deliver and convey to Buyer all right, title and interest in and to the Assets, free and clear of any and all Liens except, in the case of any Real Property included in the Assets, the Permitted Encumbrances.
(b)Sellers own or have irrevocable rights to use and are transferring to Buyer at Closing all assets, property and rights as are necessary or useful for the conduct of Business as the Business has been conducted by Sellers, except for the Excluded Assets.
(c)Schedule 2.1(a) hereto contains an accurate and complete list of all real property related to the operation of the Business in which any Seller has an ownership interest (including real property being conveyed to Buyer at Closing as a part the Assets), including an accurate and legally sufficient description of each parcel of such real property and the nature of each Seller's interest therein.
(d)Schedule 6.6(d) hereto contains an accurate and complete list of all fixed assets and other personal property included in the Assets.
(e)The Real Property and the improvements located thereon do not encroach upon any easements, rights of way or the property of others and there are no encroachments onto the Real Property from the property of others.  The Assets include all utility connections, and the right to use the same, necessary for the conduct of the Business in the Ordinary Course of Business and said utilities are available under public rights of way or easements benefiting the Real Property.  All of the Real Property has both physical and legal access to an open and publicly-dedicated road.
(f)The conduct of the Business by Sellers in the Ordinary Course of Business is not dependent upon the right to use the property of others, except under valid and binding lease agreements included among the Contracts, which lease agreements are listed on Schedule 6.8 hereto.  Sellers have quiet and peaceable possession of the property which is the subject of such lease agreements.
(g)All Inventories of each Seller are in good and merchantable condition, and are usable and salable in the Ordinary Course of Business, and the values at which such Inventories are carried on such Seller's books of account fairly represent the value thereof and reflect the normal inventory valuation policy of Sellers.  All fixed assets and other personal property included in the Assets is in good operating condition and repair (ordinary wear and tear excepted).
(h)The Accounts Receivable of the Business as shown on Seller's books and records have arisen in the Ordinary Course of Business, represent valid and enforceable obligations owed to Seller and are recorded as trade accounts receivable on the books of Seller in accordance with GAAP.
6.7Intellectual Property.
(a)Schedule 6.7 hereto contains a complete and correct list of all registered and/or licensed Intellectual Property, as well as all other trademarks, service marks, trade names, and Internet domain names used in the operation of the Business.

"Intellectual Property" means all rights in proprietary information and intellectual property, including all patents, patent applications, patent disclosures and patentable inventions; all trademarks, service marks, trade dress, trade names, and Internet domain names and corporate names, and similar designations of source or origin, including all common law marks and the goodwill symbolized by all the foregoing; all rights of publicity and privacy; all registered and unregistered copyrights; all registrations, applications and renewals for any of the foregoing; all licenses of rights in computer software, trademarks, patents, copyrights and other intellectual property; and all trade secrets, confidential information, business methodologies, ideas, know-how, processes and techniques, inventions, research and development information, plans, improvements, proposals, technical and computer data, documentation, financial, business and marketing plans, and client, customer and supplier lists and related information.
(b)Sellers own, or have the license or right to use, all Intellectual Property used, held by, or licensed to a Seller in the operation of the Business, and none of such Intellectual Property has expired, been abandoned or canceled.  Sellers are transferring to Buyer at Closing all of each Seller's Intellectual Property that is currently or has in the past been used in the operation of the Business and/or that is otherwise related to the Business (other than those items specifically identified as Excluded Assets on Schedule 2.2).
(c)None of each Seller's Intellectual Property is subject to any pending or threatened challenge or infringement.  To the Knowledge of Sellers, the operation of the Business as currently operated does not infringe the Intellectual Property of any Person. Sellers have not received any written claim alleging that any Seller is infringing the Intellectual Property of any Person.
6.8Contracts.
(a)Schedule 6.8 hereto lists all Contracts related to the operation of the Business to which any Seller is a party or by which it or any of its assets or properties are bound, including leases of real or personal property (other than those Contracts specifically identified as Excluded Assets on Schedule 2.2).  Accurate and correct copies of each such Contract has been delivered to Buyer.
(b)(i) No Seller is in default under or in breach of any Assumed Contract, and to the Knowledge of Seller, no other parties to any Assumed Contract is in default thereunder or in breach thereof; (ii) to the Knowledge of Sellers, there are no facts or conditions that, if continued or noticed, would result in a default or breach by any Seller or any other Person under any Assumed Contract; (iii) no Seller has received any notice that any Person intends to cancel, modify or terminate any Assumed Contract, and no Seller has given any notice of cancellation, modification or termination of any Assumed Contract; (iv) each Assumed Contract is in full force and effect and embodies the complete understanding between the parties thereto with respect to the subject matter thereof, (v) each Assumed Contract is a valid and binding agreement enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors' rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity); and (vi) no consent or approval of any Person pursuant to any Assumed Contract is required for the consummation of the transactions contemplated herein except as set forth on Schedule 6.3 hereto or as have already been obtained.
(c)With the exception of this Agreement, neither any Seller nor any Shareholder or any of their respective affiliates has entered into any Contract or granted any option to sell or otherwise transfer, directly or indirectly, all or a significant part of the capital stock, equity ownership interests or assets of any Seller.
6.9Taxes.
(a)Each Seller has timely filed with all appropriate governmental agencies all Tax or information returns and Tax reports required to be filed.  All such returns and reports were correct and complete and were prepared in accordance with applicable laws and regulations; and all Taxes of each Seller, and all interest, penalties, assessments or deficiencies claimed to be due by any such taxing authority with respect to the foregoing, regardless of whether reflected on such returns, have been fully paid.
(b)Each Seller has made adequate accruals for the payment of all Taxes payable in respect of the period subsequent to the last period for which such Taxes were paid, and, to the Knowledge of Sellers, no Seller has any liability for such Taxes in excess of the amounts so paid or accruals so made.
(c)Each Seller has complied with all applicable laws relating to the withholding of Taxes and has, within the time and within the manner prescribed by law, withheld and paid over to the proper taxing authorities all amounts required to be withheld and paid over under all applicable laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member and any other third party.
6.10Books and Records.  The books, records and accounts of Sellers with respect to the Business (a) are accurate and complete, (b) have been maintained in accordance with good business practices on a basis consistent with prior years, (c) state in reasonable detail and accurately and fairly reflect the transactions and dispositions of any assets of any Seller, and (d) accurately and fairly reflect the depreciation associated with the Assets.
6.11No Litigation.  Other than the Specified Litigation, there is no action, suit, claim or legal, administrative, arbitration, condemnation or other proceeding or governmental investigation or examination or any change in any zoning or building ordinance affecting any of the Assets, pending or, to the Knowledge of Sellers, threatened or injunction or orders entered, pending or threatened against any Seller or any business, properties or assets of any Seller, at law or in equity, before or by any federal, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, to restrain or prohibit the consummation of the transactions contemplated hereby or which, if determined adversely, is reasonably likely (a) to result in an adverse effect on the Assets or the Business, or (b) to adversely affect the consummation of the transactions contemplated by this Agreement.

6.12Employees and Labor Matters.
(a)Schedule 6.12 sets forth a list, as of the date hereof, of all salaried and hourly employees employed by each Seller with respect to the Business and such employees' current compensation.  There are no written or oral employment agreements, employment contracts or understandings relating to employment (other than arrangements for "at-will" employment in the Ordinary Course of Business) to which any Seller is a party with respect to the Business (other than those listed in Schedule 6.8 hereto).
(b)Each Seller is in compliance with all applicable laws relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, sexual harassment and other hostile work environment issues, discrimination, equal opportunity, collective bargaining, plant closing and mass layoff, health and safety, immigration and the payment of employment and all other Taxes.
(c)No Seller has agreed to recognize any union or other collective bargaining representative with respect to the Business; and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any person employed by any Seller with respect to the Business.  There is no pending or threatened union organizational effort, labor dispute, strike, slowdown, lockout, boycott, sit-in, sick-out, union election, walkout, demonstration, leafleting, picketing, representation or certification campaign, or work stoppage relating to employees of any Seller with respect to the Business and none has occurred within the immediately preceding three (3)-year period.
(d)There are no unresolved employment claims which have been filed as of the date hereof by any employee or former employee of any Seller with respect to the Business that relate to arbitrations, unfair labor practice charges, employment discrimination charges, lawsuits, any employment-related tort claim or other claims or charges.
6.13Employee Benefit Plans.
(a)Each Benefit Plan is identified on Schedule 6.13 hereto.  Sellers have made available to Buyer, an accurate and complete copy of each of the following, as applicable, with respect to each Benefit Plan: (i) the plan document or agreement or, with respect to any Benefit Plan that is not in writing, a written description of the material terms thereof; (ii) the trust agreement, insurance contract or other documentation of any related funding arrangement; (iii) the summary plan description; (iv) the two most recent annual reports, actuarial reports and financial reports; (v) the most recent required IRS Form 5500, including all schedules thereto; and (vi) the most recent determination or opinion letter received from the IRS with respect to each Benefit Plan that is intended to be a "qualified plan" under Section 401 of the Code.  Each Benefit Plan has been operated and administered by Sellers in compliance with all applicable laws relating to employment or labor matters including ERISA and the Code.  With respect to the Benefit Plans, individually and in the aggregate, (x) no event has occurred which would subject any Seller to liability (except liability for benefits, claims and funding obligations payable in the

Ordinary Course of Business) under ERISA, the Code, or any other applicable statute, order or governmental rule or regulation, and (y) there has been no action, suit, grievance, arbitration or other claim with respect to the administration or investment of assets of the Benefit Plans (other than routine claims for benefits made in the Ordinary Course of Business) pending, or to the Knowledge of Sellers, threatened.
(b)All contributions to and payments under any Benefit Plan required in respect of periods ending on or before the Closing Date have been made by Sellers before the Closing Date.
(c)Each Benefit Plan that is represented to be qualified under Section 401(a) of the Code either has a favorable determination letter that covers all existing amendments up to and including the changes required for qualified retirement plans by The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") or is an adoption of a prototype plan for which a favorable opinion letter has been issued up to and including EGTRRA.  Each Benefit Plan that is funded with a trust that is intended to be tax-exempt under Section 501(c)(9) of the Code is exempt from taxation and each such trust has received a letter from the IRS stating that the trust meets the requirements of the Code for tax-exempt status, within the immediately preceding three-year period.
(d)No Benefit Plan is under audit or is the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental entity, nor is any such audit or investigation pending or, to the Knowledge of Sellers, threatened.
6.14Business Names.  No Seller does business in any state or country under any name other than: (a) in the case of HFI, "Henry's Foods, Inc."; and (b) in the case of EFLLC, "The Eidsvold Family LLC."
6.15Environmental.
(a)The operations of Sellers with respect to the Business are in compliance with all applicable Environmental Laws, and no action or proceeding is pending or, to the Knowledge of Sellers, threatened, to either challenge the compliance status or to allege a violation of Environmental Laws.
(b)Each Seller's disposal practices with respect to Business as they relate to Hazardous Substances have been accomplished in accordance with all applicable Environmental Laws.
(c)There is not located at the Real Property any (i) underground storage tanks, (ii) landfill, (iii) surface impoundment, (iv) disposal area or facility, (v) asbestos-containing material, (vi) equipment containing polychlorinated biphenyls, or (vii) treatment or disposal area for Hazardous Substances.
(d)There has been no "release" (as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and related regulations) or threat of a "release" of any Hazardous Substances in violation of any applicable

Environmental Law (i) on, at, from or affecting the Real Property or Assets, or (ii) to the Knowledge of Sellers, in the vicinity of the Real Property which through soil, subsoil, bedrock, surface water or groundwater migration is reasonably likely to come to be located on or at the Real Property. "Release" has the meaning given to that term in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601, et seq.), and the regulations promulgated thereunder.
(e)Sellers have provided to Buyer each environmental investigation, assessment, report, notice of violation (NOV), order, agency correspondence, administrative consent order (ACO), and other documentation relating to the environmental condition of the Real Property or Assets, or to any corresponding obligations, responsibilities or liabilities in connection with Environmental Laws, in each case, within the possession or control of any Seller.
6.16Brokers and Finders.  No broker or finder has acted for any Seller, any Shareholder or any of their respective affiliates in connection with this Agreement and the transactions contemplated hereby; and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by any Seller, any Shareholder or any of their respective affiliates.
ARTICLE 7. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers and Shareholders as follows:

7.1Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nebraska.  Buyer has the requisite power and authority to own, operate and lease its assets and to conduct its business as and where its business is now conducted by it.  Buyer is qualified to do business and is in good standing under the laws of the State of Minnesota.
7.2Authority; Binding Effect.  Buyer has the right, power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to be entered into by it, to perform its obligations hereunder and thereunder on its part to be performed and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Buyer of this Agreement and all other agreements and documents contemplated hereby to be entered into by it and the performance by Buyer of its obligations hereunder and thereunder have been duly approved by all necessary action, and no further approvals are required by the officers, directors or shareholders of Buyer in connection therewith.  This Agreement constitutes, and when duly executed and delivered, all other agreements contemplated hereby to be entered into by Buyer will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer, in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).
7.3No Creation of Violation, Default, Breach or Encumbrance.  The execution, delivery and performance of this Agreement by Buyer does not (a) violate (i) any statute, rule or regulation to which Buyer is subject or (ii) any order, writ, injunction, decree, judgment or ruling of any court, administrative agency or governmental body to which Buyer is subject; (b) conflict with or violate any provision of the Organizational Documents of Buyer; or (c) require the consent of any Person or result in the breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Contract to which Buyer is a party, which could adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement.
7.4No Adverse Action.  There is no action, suit, claim or legal, administrative, arbitration or other proceeding or investigation or examination pending or, to the Knowledge of Buyer, threatened against Buyer, and no injunction or orders entered against Buyer, at law or in equity, before or by any federal, state, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, to restrain or prohibit the consummation of the transactions contemplated hereby or which, if determined adversely, is reasonably likely to adversely affect the consummation of the transactions contemplated by this Agreement.
7.5Brokers and Finders.  No broker or finder has acted for Buyer or any of its affiliates in connection with this Agreement and the transactions contemplated hereby; and no broker or finder is entitled to any brokerage or finder's fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by Buyer or any of its affiliates.
ARTICLE 8. COVENANTS OF THE PARTIES
8.1Further Assurances.  On and after the Closing Date, Sellers shall execute and deliver or cause to be executed and delivered to Buyer such further instruments of transfer, assignment and conveyance and take such other action as Buyer may reasonably require to more effectively carry out the transfer of the Assets and the Business to Buyer and the consummation of the matters contemplated by this Agreement and to place Buyer in a legal position to be assured of the Assets and the Business that Buyer is acquiring under this Agreement.
8.2Delivery of Assets.  At the Closing, Sellers shall deliver to Buyer the Assets, including all documents, files, computer disks, and other documents in paper or electronic format related to the operation of the Business or the Assets, in each case, by making them available to Buyer at their present location.
8.3Employee Matters.
(a)Offers of Employment.  Prior to the Closing, Buyer will notify Sellers of the identity of each employee of a Seller employed in the Business to whom Buyer intends to offer employment.  At the Closing, (i) Sellers will terminate its employment of each such employee, and (ii) Buyer will offer employment to each such employee.
(b)COBRA.  Buyer shall be solely responsible for any obligations under COBRA and the Tax Reform Act of 1986, with respect to employees of each Seller

(whether salary, hourly or otherwise) who are not employed by Buyer immediately upon Closing.
(c)Employment-Related Claims.  Sellers are and shall remain solely responsible for all liability, costs and expenses (including reasonable attorneys' fees) for all existing employment claims which have been filed by any employee or former employee of any Seller prior to the Closing Date relating to arbitrations, unfair labor practice charges, employment discrimination charges, lawsuits, any employment-related tort claim or other claims or charges of or by employees of any Seller or any thereof filed after the Closing Date but arising as a result of actions or events or series of actions or events which occurred prior to the Closing Date.
8.4Transition of Finance Services.  Buyer will use commercially reasonable efforts to provide the finance operations and accounting services to Sellers set forth on Schedule 8.4 (the "Transition Services") for such period time following Closing and ending on the date on which Sellers' final tax returns are filed.  The parties acknowledge and agree that: (a) Buyer will not be required to incur any third party costs in connection with the provision of such Transitional Services; (b) Buyer makes no representations and warranties of any kind, implied or expressed, with respect to the provision of such Transition Services, including, without limitation, no warranties of merchantability or fitness for a particular purpose, which are specifically disclaimed; (c) the Buyer's provision of such Transition Services to Sellers pursuant to this Section 8.4 will not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the parties and that all such Transition Services are provided by Buyer as an independent contractor; and (d) in no event shall Buyer have any liability to Sellers with respect to any Damages in connection with, arising from or relating to Buyer's provision of such Transition Services to Sellers.
8.5Transition of Benefit Plans.
(a)If and to the extent requested by Buyer, Sellers shall amend or terminate any Benefit Plan; provided, however, any such amendment or termination shall comply with all applicable laws and shall not be required if otherwise prohibited by the terms of any applicable collective bargaining agreements.  Any such amendment or termination may be made conditional upon Closing provided that such amendment or termination becomes effective immediately prior thereto.
(b)If requested by Buyer (which request must be made at least five (5) days prior to Closing), Sellers shall assign and transfer to Buyer at Closing any of Sellers' health or other benefit plan policies of insurance to the extent allowed by the insurance companies providing the insurance coverage.
(c)Prior to the Closing, Sellers shall adopt any and all resolutions and take all other actions that are necessary or appropriate: (i) to fund each 401(k) Plan of Sellers referenced on Schedule 6.13 (the “401(k) Plan”) with any profit sharing and matching contributions that have accrued as of the Closing Date or that otherwise customarily and historically would have been made by Sellers prior to the 401(k) Plan’s year end; (ii) to require that all 401(k) Plan participant elective deferrals cease sufficiently in advance of the Closing Date to ensure that such elective deferrals are remitted to the 401(k) Plan prior to the Closing; (iii) except as set forth immediately above in (i) and (ii) of this paragraph, to cease all other contributions to the 401(k) Plan as of the day immediately prior to the Closing Date; (iv) to terminate the 401(k) Plan; (v) to fully vest all participant account balances in the 401(k) Plan immediately prior to the Closing Date; (vi) to resign as plan administrator of the 401(k) Plan; and (vii) to secure the resignation of the current trustee of the 401(k) Plan.  Buyer will assume full responsibility (A) to amend the 401(k) Plan following the Closing Date in such manner as is necessary for the 401(k) Plan to be in compliance with all applicable laws as of the 401(k) Plan’s termination date, and (B) in Buyer’s sole discretion, to apply for and obtain a favorable determination letter from the IRS.  Buyer will provide for distribution of the assets of the 401(k) Plan, which will be following the receipt of a favorable determination letter if such letter is applied for.  Buyer will either accept its appointment, or will appoint an unrelated corporation, to serve as successor plan trustee and successor plan administrator of the 401(k) Plan.
8.6Title Insurance; Real Property Investigation.
(a)Within fifteen (15) days after the date hereof, Sellers shall provide to Buyer’s counsel updated abstracts at Sellers’ expense.  Buyer will order (a) one or more current commitments from the Title Company setting forth the basis upon which the Title Company is willing to issue the Title Policy (collectively, the “Title Commitment”), and (b) current ALTA/ACSM “as built” land surveys of each parcel of such Real Property (collectively, the “Survey”), in each case, prepared or furnished at Buyer’s sole cost and expense.  If the Title Commitment or the Survey disclose any Liens, easements, restrictions, reservations or other defects or any other matters objectionable to Buyer, other than Permitted Encumbrances, Buyer will advise Sellers of the same in writing within fifteen (15) days after Buyer's receipt of all of the Title Commitment, the Exception Documents and the Survey (prior to Closing).  Matters not objected to by Buyer within said period shall be deemed to be additional Permitted Encumbrances.  As to any matters to which Buyer timely objects, Sellers shall remedy such matters as are able to be remedied to Buyer’s satisfaction within Sixty (60) days after Buyer gives Sellers notice of objection to such matters.  If Sellers are unable to remedy such matters in accordance with the foregoing requirements, Buyer shall have the option of (i) consummating the transaction contemplated hereby and accepting such title as Sellers hold, without change in or to the terms hereof (unless such matters are encumbrances or liens for an ascertainable amount, in which case Sellers shall pay the amount thereof to Buyer in cash at the Closing), or (ii) exercising its right to terminate this Agreement under Section 12.1(c) hereof.
(b)Buyer, together with its authorized agents, representatives, consultants, and engineers (collectively, the “Buyer Parties”) shall have the right, at its sole cost and expense following the date hereof and prior to the Closing Date, to conduct or cause to be conducted any and all tests, inspections, reviews, assessments or evaluations of the Real Property, including without limitation engineering, topographic, soils, zoning, wetlands and environmental inspections (including Phase I and/or Phase II environmental site assessments to be performed by an environmental consultant selected by Buyer), and economic feasibility and financial availability analyses (collectively, the “Inspections”), as Buyer deems necessary, desirable or appropriate in order to determine whether the Real

Property is suitable for purchase by Buyer. Sellers shall be entitled to have a representative present at all times during each inspection. Prior to the execution of this Agreement, Sellers have provided to Buyer, at no cost to Buyer, all title, survey, engineering and environmental information and other such information about the Real Property which Sellers may have in their possession. As used herein, the term “Phase I and/or Phase II environmental site assessments” includes Buyer’s right to perform intrusive soil sampling/investigation to the land and improvements constituting the Real Property. With twenty-four (24) hour prior Notice, Sellers shall allow the Buyer Parties reasonable access during business hours to the Real Property and to other information pertaining thereto in the possession or within the control of Sellers for the purpose of the Inspections. In the event such Inspections reveal any environmental condition(s),   Sellers shall be responsible for up to a maximum of One Hundred Fifty Thousand and no/100 Dollars ($150,000.00) for any costs associated with mitigating or curing any environmental conditions disclosed in the Inspections, which costs may be paid through use of the Escrow Funds subject to the limitations set forth in the Escrow Agreement.
8.7Access to Information.  Until the Closing, Sellers will furnish Buyer, its shareholders, officers, employees, accountants, attorneys, representatives and agents, with all financial, operating, risk management, technical, environmental, ownership and other data and information concerning the Business and the Assets as Buyer may from time to time request and will accord Buyer or its authorized representatives access to the Assets and, to the extent relating to the Business, each Seller’s books, records, files, Contracts, Benefit Plans, properties and documents.  Each Seller will give such persons the opportunity to ask questions of, and receive answers from, appropriate representatives of such Seller with respect to the Business and the Assets.  Buyer and its authorized representatives shall have the right to conduct environmental site assessments, audits and testing of the Real Property, to be performed at Buyer’s cost by an environmental consultant selected by Buyer.  Sellers will provide reasonable cooperation and assistance to Buyer in connection with obtaining an appraisal of all or any portion of the Assets in form and substance acceptable to Buyer’s lender.
8.8Access to Books and Records.  From and after Closing, upon reasonable notice, Buyer shall provide Sellers and their authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of HFI with respect to periods or occurrences prior to or on the Closing; provided, however, that such access does not unreasonably interfere with the normal business operations of Buyer.  After the signing of this Agreement, Sellers shall, and shall cause HFI to, (x) reasonably cooperate promptly with, and to use their commercially reasonable efforts to cause their authorized representatives to cooperate promptly with, Buyer and its authorized representatives in connection with the preparation of financial statements required by applicable rules and regulations of the Securities and Exchange Commission (the "Required Financial Statements") and to consider in good faith all of Buyer's reasonable comments in connection therewith, (y) reasonably assist promptly, and use their reasonable best efforts to cause their authorized representatives to assist promptly, Buyer and its authorized representatives in connection with the preparation of any filings, documents, or other materials, including any pro forma financial statements and the consent of any auditors to the filing of the audited Required Financial Statements, that may be required in connection with the transactions contemplated by this Agreement, or otherwise in connection with Buyer's reporting obligations under applicable federal securities Laws, including all applicable requirements of

Regulation S-X, and (z) reasonably supply promptly and further furnish promptly, and use their reasonable best efforts to cause their authorized representatives to supply and furnish promptly, any and all information, documents, and records as Buyer may reasonably request, and provide reasonable access to HFI's personnel and facilities, in connection with the matters contemplated by this Section 8.9.
8.9Public Information.  Except as may be required by law, until the Closing or termination of this Agreement, Sellers and Buyer shall consult with each other with respect to the content of any communications to be made to employees, customers, suppliers and others having dealings with Sellers.  Each Seller and Shareholder, on the one hand, and Buyer, on the other hand, shall not make any public statements, including any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior written consent of the other; provided, however, nothing contained herein shall prohibit Buyer or Sellers, following notification to the other party and reasonable time for comment if practicable, from making any disclosure required by applicable law, judicial or administrative order or listing agreement with any national securities exchange or stock market.
8.10Actions Pending Closing.  Except as contemplated by this Agreement, from the date hereof to the Closing, Sellers and Shareholders will not take any action that would result in a violation of any of the following requirements or proscriptions, unless the prior written consent of Buyer is obtained:
(a)The Business will be carried on diligently and in the usual, regular and ordinary manner and each Seller will use its commercially reasonable efforts to preserve its present business organization intact, keep available the services of its present officers and employees and preserve its present relationships with Persons having business dealings with it and will not make or institute any methods of purchase, sale, lease, management, accounting or operation in or affecting the Business that is outside the Ordinary Course of Business;
(b)No Seller will increase or decrease the compensation payable or to become payable to any employee of the Business, or make any change in any insurance, pension or other employee benefit plan nor pay any commission or bonus to any of such employees other than in the Ordinary Course of Business;
(c)No Seller will make any change in its sales, credit or collection terms and conditions with respect to the Business other than in the Ordinary Course of Business;
(d)No Seller will (i) subject to a Lien any portion of the Assets, (ii) sell, assign, transfer, lease or otherwise dispose of any portion of the Assets, except in the Ordinary Course of Business, or acquire any assets for the Business except in the Ordinary Course of Business; (iii) modify or change any Assumed Contract; or (iv) enter into any transaction, Contract or commitment that by reason of its size or otherwise is material to the Business or that is not in the Ordinary Course of Business consistent with past practice;
(e)All of the Assets will be used, operated, maintained and repaired in a careful and efficient manner consistent with past practice;

(f)No Seller will do any act or omit to do any act, or permit any act or omission to act, that will cause a breach of any Assumed Contract;
(g)Each Seller will pay when due each of the following with respect to the Business: (i) all trade accounts payable; (ii) all payments required by any financing agreements, loan agreements or similar agreements; or (iii) Taxes of whatever kind or nature or payments related thereto (including estimated payments and withholding remittances) all in the Ordinary Course of Business;
(h)Each Seller will maintain its books, accounts and records with respect to the Business in the usual, regular and ordinary manner, on a basis consistent with past practice and in a business-like manner in accordance with sound commercial practice, and will comply with any laws applicable to such Seller with respect to the Business; and
(i)Each Seller and Shareholder will not enter into any transaction or make any agreement or commitment, and will take all such action or refrain from taking any action, and will not permit any event to occur, in each case which would result in any of its representations, warranties or covenants contained in this Agreement not being true and correct at and as of the Closing Date.
8.11Compliance.
(a)Each Seller and Shareholder shall use commercially reasonable efforts (i) to cause all obligations imposed upon any Seller or Shareholder in this Agreement to be duly complied with, and cause all conditions precedent to such obligations to be satisfied prior to the Cut-Off Date (as defined in Section 12.1(b)), and (ii) to obtain any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation by Sellers of the transactions contemplated by this Agreement.
(b)Buyer shall use commercially reasonable efforts (i) to cause all obligations imposed upon Buyer in this Agreement to be duly complied with, and cause all conditions precedent to such obligations to be satisfied prior to the Cut-Off Date, and (ii) to obtain any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation by it of the transactions contemplated by this Agreement.
(c)Each party hereto shall immediately notify the other parties upon learning of the occurrence of any event or the failure of any event to occur that would result in a breach of any representation or warranty made by such party in this Agreement or a failure by such party to comply or be able to comply with any covenant, condition or agreement of such party contained in this Agreement.
8.12No Shop.  From the date hereof and until the first to occur of the Closing or the termination of this Agreement in accordance with Article 12, Sellers and Shareholders will not, and each Seller and Shareholder will direct and use their best efforts to cause each of their respective representatives to not, initiate, solicit, encourage or respond to, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a transaction involving, or any purchase of all or any significant portion of the Assets or any equity securities of, any Seller (any such proposal or offer being an "Acquisition Proposal") to, or engage in any activities or have any discussions or negotiations with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.  Each Seller and Shareholder will: (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform such Persons of the obligations undertaken in this Section 8.11; and (b) notify Buyer immediately if any such inquiries or proposals are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any Seller or Shareholder.
8.13Supplemental Information.  Each Seller and Shareholder agrees that, with respect to the representations and warranties of such party contained in this Agreement, such party will have the continuing obligation until the Closing to promptly provide Buyer with such additional supplemental information (collectively, the "Supplemental Information"), in the form of (a) amendments to the then existing Schedules or (b) additional Schedules, as would be necessary, in light of the circumstances, conditions, events and states of fact then known to any Seller or Shareholder, to make each of those representations and warranties true and correct as of the Closing.  For purposes only of determining whether the conditions to the obligations of Buyer have been satisfied, the Schedules to this Agreement as of the Closing Date will be deemed to be the Schedules to this Agreement as of the date hereof as amended or supplemented by the Supplemental Information provided to Buyer prior to the Closing pursuant to this Section 8.12; provided, however, that (i) if the Supplemental Information discloses any circumstances, conditions, events and states of fact arising or existing on or prior to the date hereof that are necessary to make any of those representations and warranties true and correct as of the date hereof (and such circumstances, conditions, events or states of fact were not disclosed in the Schedules to this Agreement as of the date hereof), Buyer will be entitled to terminate this Agreement by notice to Sellers, and (ii) if the Supplemental Information discloses any circumstances, conditions, events and states of fact first arising or existing after the date hereof which, in any combination thereof, (A) have had a Material Adverse Effect on the Business or Assets or, (B) in the sole judgment of Buyer are having or will have a Material Adverse Effect on the Business or Assets, Buyer will be entitled to terminate this Agreement by notice to Seller.
ARTICLE 9. CONDITIONS TO BUYER'S OBLIGATION TO CONSUMMATE THE TRANSACTION

Each and every obligation of Buyer to be performed at or before the Closing hereunder is subject, at the Buyer's election, to the satisfaction on or prior to the Closing Date of the conditions set forth below.

9.1Compliance With Agreement.  Sellers and Shareholders shall have performed all of their respective obligations and agreements and complied with all covenants, warranties and conditions contained in this Agreement which are required to be performed or complied with by such party on or prior to the Closing Date.
9.2Representations and Warranties.  The representations and warranties of Sellers and Shareholders contained in this Agreement shall be true, complete and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on the Closing Date.
9.3Certificates.  Sellers and Shareholders shall have delivered to Buyer a certificate, dated the Closing Date, in the case of each Seller, signed by its duly authorized officers to the effect stated in Sections 9.1 and 9.2 hereof.  Sellers shall have delivered to Buyer a certificate, dated the Closing Date, in the case of each Seller, signed by its duly authorized officers, certifying that the value of the Inventory and the value of the Accounts Receivable provided by Sellers to Buyer pursuant to Section 3.1 hereof were prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimated methodologies that were used in the preparation of Seller's historical financial statements, subject to the modifications expressly set forth in Section 3.1 hereof.
9.4Corporate Authorization.  Buyer shall have received a copy of (a) the Organizational Documents of each Seller, as in effect on the Closing Date, (b) the resolutions of the directors, managers, shareholders and members, as applicable, of each Seller, each certified as of the Closing Date by the secretary or assistant secretary thereof, duly authorizing the execution, delivery and performance by such Seller of this Agreement and each other agreement and instrument contemplated hereby, together with an incumbency certificate as to the persons authorized to execute and deliver such documents and instruments on its behalf.
9.5Principal Closing Documents.
(a)Sellers shall have executed and delivered to Buyer such bills of sale, deeds, assignments, motor vehicle transfer of title documentation and other instruments of transfer and conveyance (in form and substance reasonably satisfactory to Buyer) as shall be necessary or desirable to vest in Buyer all the right, title and interest in and to the Assets, including:
(i)A warranty deed transferring to Buyer marketable fee simple title to the parcel(s) of Real Property included in the Assets and described on Schedule 2.1(a) hereto, which deed will be in form sufficient for the Title Company's issuance and delivery of the Title Policy and otherwise reasonably acceptable to Buyer;
(ii)A bill of sale in the form attached hereto as Exhibit A; and
(iii)An assignment and assumption agreement with respect to the Assumed Liabilities in the form attached hereto as Exhibit B, including the Trademark Assignment and Website Content and Domain Assignment attached thereto (collectively, the "Assignment and Assumption Agreement").
(b)Sellers and all of each Seller's shareholders, including the Shareholders, shall have executed and delivered to Buyer the Noncompetition Agreement in the form attached hereto as Exhibit C.

(c)Kellie Janssen shall have executed and delivered to Buyer an employment agreement in the form attached hereto as Exhibit D.
(d)Sellers and the Escrow Agent shall have executed and delivered to Buyer the Escrow Agreement in the form attached hereto as Exhibit E.
(e)Sellers shall have executed and delivered to Buyer a non-foreign affidavit dated as of the Closing Date and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b) of the Code so that Buyer is exempt from withholding any portion of the Purchase Price thereunder.
9.6Title Insurance.  The Title Company shall have irrevocably and unconditionally committed to issue and deliver the Title Policy to Buyer upon payment of the premium therefor, which premium shall have been paid by Sellers to the Title Company.
9.7Lien Release and Tax Clearance.  Sellers shall have obtained and delivered to Buyer:
(a)Evidence reasonably satisfactory to Buyer of the satisfaction, payment and discharge by Sellers of all current liabilities of the Business;
(b)Lien releases, including Form UCC-3 termination statements, necessary to remove and release all Liens against the Assets, in each case, in form and substance reasonably satisfactory to Buyer; and
(c)Letters or certificates from the appropriate state agencies indicating that all sales, use and employment Taxes payable by each Seller on or prior to the Closing Date have been paid and that there is no Lien for unpaid sales, use or employment Taxes on the Assets
9.8Third Party Consents.
(a)Buyer shall have received all third party consents (or in lieu thereof waivers) required to be obtained for the consummation of the transactions contemplated hereby, including all consents required with respect to the assignment of the Assumed Contracts to Buyer and any other consents set forth in Schedule 6.3 hereto.
(b)Buyer shall have received consents, executed by the respective landlords of the real property leased or subleased by any Seller pursuant to any Assumed Contract, to the effect that as of the Closing Date such leases are not in default and are valid and continuing agreements and have not been modified or amended.  Each said consent shall also state that the landlord approves of the assignment of such lease as part of this Agreement.
(c)Buyer shall have received consents, executed by the respective lessors of the equipment leased or subleased by any Seller in the Business pursuant to any Assumed Contract, to the effect that as of the Closing Date such leases are not in default and are valid and continuing agreements and have not been modified or amended.  Each said consent shall also state that the lessor approves of the assignment of such lease as part of this Agreement.
9.9No Adverse Event.  The Business and the Assets shall not be adversely affected or threatened to be affected in any way as a result of fire, explosion, hurricane, earthquake, disaster, accident or other casualty, strike or labor disturbance, any action or threatened action by the United States or any other governmental authority, flood, drought, embargo, riot, civil disturbance, uprising, activity of armed forces, act of God or public enemy.
9.10No Litigation.  Other than the Specified Litigation, no party hereto shall be a party to or be threatened with any litigation or administrative proceeding relating to any of such parties or any of their assets or properties or to this Agreement or the transactions contemplated hereby which in the judgment of Buyer would affect the desirability of carrying out this Agreement.
9.11Lender Consent.  Buyer's obligations to pay the Purchase Price and otherwise consummate the transactions contemplated hereby are fully conditioned upon Buyer's receipt of the consent of its lender and Buyer's receipt of appraisals of all or any portion of the Assets in form and substance acceptable to Buyer's lender.
ARTICLE 10. CONDITIONS TO OBLIGATIONS OF SELLERS TO CONSUMMATE THE TRANSACTION

Each and every obligation of Sellers to be performed at or before the Closing hereunder is subject, at such party's election, to the satisfaction on or prior to the Closing Date of the conditions set forth below.

10.1Compliance With Agreement.  Buyer shall have performed all of its obligations and agreements and complied with all covenants, warranties and conditions contained in this Agreement which are required to be performed or complied with by Buyer on or prior to the Closing Date, including making the cash payments at Closing contemplated by Sections 4.3(a), 4.3(d) and 4.3(e).
10.2Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement shall be true, complete and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been given on the Closing Date.
10.3Certificate.  Buyer shall have delivered to Sellers a certificate dated the Closing Date and signed by one of its duly authorized persons to the effect stated in Sections 10.1 and 10.2 hereof.
10.4Principal Closing Documents.
(a)Buyer shall have executed and delivered to Sellers the Assignment and Assumption Agreement in the form attached hereto as Exhibit B.

(b)Buyer shall have executed and delivered to Sellers the Noncompetition Agreements in the form attached hereto as Exhibit C.
(c)Buyer shall have executed and delivered to Kellie Janssen an employment agreement in the form attached hereto as Exhibit D.
(d)Buyer and the Escrow Agent shall have executed and delivered to Sellers the Escrow Agreement in the form attached hereto as Exhibit E.
10.5No Litigation.  No party hereto shall be a party to or be threatened with any litigation or administrative proceeding relating to any of such parties or any of their assets or properties or to this Agreement or the transactions contemplated hereby which in the judgment of Sellers would affect the desirability of carrying out this Agreement.
ARTICLE 11. INDEMNIFICATION
11.1Sellers' and Shareholders' Indemnity.  Subject to the provisions of this Article 11, from and after the Closing Date, Sellers and Shareholders jointly and severally will indemnify and hold harmless Buyer and its directors, officers, agents, employees, representatives, successors and assigns, from and against any and all Damages incurred in litigation or otherwise, and any investigation relating thereto, by any of the above-named Persons, directly or indirectly, resulting from or in connection with:
(a)Any misrepresentation or breach of warranty made by any Seller or Shareholder in this Agreement or in any other agreement, certificate, schedule, exhibit or writing delivered by any Seller or Shareholder to Buyer pursuant to this Agreement;
(b)Any breach or failure to perform any covenant or agreement made or undertaken by any Seller or Shareholder in this Agreement or in any other agreement, certificate, schedule, exhibit or writing delivered by any Seller or Shareholder to Buyer pursuant to this Agreement; but as to any environmental claims ("Environmental Claims") the maximum aggregate Damages and indemnification from Sellers shall not exceed $150,000 which amount, if any, shall come from the Escrow Funds subject to the limitations set forth in the Escrow Agreement; and
(c)The Retained Liabilities.
11.2Buyer's Indemnity.  Subject to the provisions of this Article 11, from and after the Closing Date, Buyer will indemnify and hold harmless Sellers and Shareholders and their respective directors, officers, agents, employees, representatives, successors and assigns, from and against any and all Damages incurred by any of the above-named Persons, directly or indirectly, resulting from or in connection with:
(a)Any misrepresentation or breach of warranty made by Buyer in this Agreement or in any other agreement, certificates, schedule, exhibit or writing delivered by Buyer to Sellers and Shareholders pursuant to this Agreement;

(b)Any breach or failure to perform any covenant or agreement made or undertaken by Buyer in this Agreement or in any other agreement, certificates, schedule, exhibit or writing delivered by Buyer to Sellers and Shareholders pursuant to this Agreement; and
(c)The Assumed Liabilities.
11.3Procedure.  All claims for indemnification by a party under this Article 11 (the party claiming indemnification and the party against whom such claims are asserted being hereinafter called the "Indemnified Party" and the "Indemnifying Party," respectively) shall be asserted and resolved as follows:
(a)If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party, such Indemnified Party shall with reasonable promptness give notice (the "Claim Notice") to the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible; provided, however, that the failure to so notify will not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced thereby.  The Indemnifying Party will have fifteen (15) days from the delivery or mailing of the Claim Notice (the "Notice Period") to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand, and (ii) whether or not it desires, at the cost and expense of the Indemnifying Party, to defend the Indemnified Party against such claim or demand.  If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party will have the right to control the defense against the claim by all appropriate proceedings and any settlement negotiations, provided that to the satisfaction of the Indemnified Party, the Indemnifying Party shall secure the Indemnified Party against such contested claims by posting a bond or otherwise.  If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense.  If the Indemnifying Party fails to respond to the Indemnified Party within the Notice Period, elects not to defend the Indemnified Party, or after electing to defend fails to commence or reasonably pursue such defense, then the Indemnified Party shall have the right, but not the obligation, to undertake or continue the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter all on behalf, for the account and at the risk of the Indemnifying Party.
(b)If requested by the Indemnifying Party, the Indemnified Party agrees, at the Indemnifying Party's expense, to cooperate with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the Person asserting the third party claim or demand, or any cross-complaint against any Person.  No claim as to which indemnification is sought under this Agreement may be settled without the consent of the Indemnifying Party.

(c)If any Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall send a Claim Notice with respect to such claim to the Indemnifying Party.  If the Indemnifying Party disputes such claim, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.
11.4Costs.  If any legal action or other proceeding is brought for the enforcement or interpretation of any of the rights or provisions of this Agreement (including the indemnification provision), or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and all other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it may be entitled.
11.5Time Limitations.  No claim for indemnification for any Environmental Claim may be initiated more than six (6) months following the Closing Date.  No claim for indemnification pursuant to Section 11.1(a) or Section 11.2(a) may be initiated more than fifteen (15) months following the Closing Date; provided, however, that the limitations in this Section 11.5 shall not apply to any claim of fraud, willful misconduct or intentional breach of any representation or warranty contained in this Agreement.
11.6Limitations on Amount.  The aggregate Damages for which an Indemnifying Party will be obligated to indemnify an Indemnified Party with respect to Environmental Claims shall not exceed $150,000 of the Escrow Amount. The aggregate Damages for which an Indemnifying Party will be obligated to indemnify an Indemnified Party under Section 11.1(a) or 11.2(a) shall not exceed the Escrow Amount.
11.7Exclusive Remedy.
(a)Except in the case of fraud, gross negligence, bad faith or willful misconduct, each party's sole and exclusive remedy with respect to all claims relating to the subject matter of this Agreement will be pursuant to the indemnification provisions set forth in this Article 11; provided, however, that the indemnification provisions set forth in this Article 11 do not apply to claims made under, or arising out of, any other agreements entered into as of the Closing, which will be governed by the respective terms of such agreements.
(b)If any Seller or Shareholder make any claim or institute any actions, suits or proceedings with respect to the validity or applicability of this indemnification provision, each such party shall be responsible for all Damages incurred by Buyer in connection therewith.  If Buyer makes any claim or institutes any actions, suits or proceedings with respect to the validity or applicability of this indemnification provision, Buyer shall be responsible for all Damages incurred by Sellers and Shareholders in connection therewith.

ARTICLE 12. TERMINATION
12.1Termination. This Agreement may be terminated at any time prior to the Closing:
(a)By agreement of Buyer and Sellers;
(b)By either Buyer or Sellers if the Closing has not taken place on or before April 1, 2023 (the "Cut-Off Date"); provided that the right to terminate this Agreement under this Section 12.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Closing to occur within such period;
(c)By Buyer or Seller as otherwise expressly provided in this Agreement; and
(d)By Buyer or Sellers, as the case may be, (i) if any of the conditions precedent to the performance of the obligations of the party giving notice of termination have not been fulfilled and cannot be fulfilled on or prior to the Closing and have not been waived in writing by such party, or (ii) if a default is made by the other party in observance or in the due and timely performance of any of the covenants and agreements herein contained that cannot be cured on or prior to the Closing and has not been waived in writing by the non-defaulting party; or (iii) if there exists any material inaccuracy, failure or breach of a warranty or representation set forth herein or in any other agreement or instrument executed pursuant hereto that has not been waived in writing by the party for whose benefit such warranty or representation was made or given.
12.2No Liability.  Except in the event of a termination of this Agreement pursuant to Section 12.1(d) hereof, there shall be no liability on the parties hereto or any of their respective shareholders, officers, directors or affiliates as a result thereof under this Agreement.  A termination under Section 12.1(d) hereof will not prejudice any claim for Damages that any party may have hereunder or in law or in equity as a consequence of any matter giving rise to a termination of the Agreement under Section 12.1(d) hereof.  Either party shall have the right to specific performance if the Agreement is not otherwise terminated in accordance with the terms hereof.
12.3Notice.  Buyer may exercise its right of termination of this Agreement only by delivering written notice to that effect to Sellers, provided that such notice is received by Sellers prior to the Closing.  Sellers may exercise their right of termination of this Agreement only by delivering written notice to that effect to Buyer, provided that such notice is received by Buyer prior to the Closing.
ARTICLE 13. MISCELLANEOUS
13.1Expenses.  Except as otherwise set forth herein, each party agrees to pay, without right of reimbursement from any other, the costs incurred by such party incident to the preparation and execution of this Agreement and performance of their respective obligations hereunder, including the fees and disbursements of legal counsel, accountants and consultants employed by the respective parties in connection with the transactions contemplated by this Agreement.
13.2Survival.  All representations, warranties, covenants and agreements made by the parties each to the other in this Agreement or pursuant hereto in any certificate, instrument or document shall survive the consummation of the transactions contemplated by this Agreement, and may be fully and completely relied upon by Buyer and by Sellers and Shareholders, as the case may be, notwithstanding any investigation heretofore or hereafter made by such party or on behalf of any of them, and shall not be deemed merged into any instruments or agreements delivered at Closing.
13.3Notices.  Any notice, request, consent or communication under this Agreement will be effective only if it is in writing and (a) personally delivered, (b) sent by certified mail, return receipt requested, postage prepaid, or (c) sent by a nationally recognized overnight delivery service, with delivery confirmed, addressed as follows:
If to Sellers and Shareholders:	If to Buyer:

Henry’s Foods, Inc.

4597 County Rd 11 NE

Alexandria, MN 56308

Attn: Brian Eidsvold

With a copy to:

Fluegel Anderson McLaughlin & Brutlag

215 Atlantic Ave, PO Box 527

Morris, MN 56267

Attn: Warrenn Anderson

Copeland Buhl

800 East Wayzata Blvd, Ste 300

Wayzata, MN 55391

Attn: Nate Lilleodden

LOL Foods, Inc. c/o AMCON Distributing Company 7405 Irvington Road Omaha, NE 68122 Attn: President

or such other Persons and/or addresses as shall be furnished in writing by any party to the other party, and shall be deemed to have been given only upon its delivery in accordance with this Section 12.3.

13.4Parties in Interest and Assignment.
(a)This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies or obligations or liabilities under or by reason of this Agreement.
(b)Neither this Agreement nor any of the rights or duties of any party hereto may be transferred or assigned to any Person except by a written agreement executed by all of the parties hereto.
(c)Notwithstanding the above, Buyer may transfer and assign all or any portion of its rights under this Agreement (i) to any affiliate of Buyer, or (ii) in connection with any merger, consolidation or conversion of Buyer, any sale of all or substantially all of the assets of Buyer or any sale of all or substantially all of the Assets acquired by Buyer under this Agreement.
13.5Modification.  This Agreement may not be amended or modified except by a writing signed by an authorized representative of the party against whom enforcement of the change is sought.  No waiver of the performance or breach of, or default under, any condition or obligation hereof shall be deemed to be a waiver of any other performance, or breach of, or default under the same or any other condition or obligation of this Agreement.  Notwithstanding the foregoing, Buyer and Sellers may amend or modify any provision of this Agreement without the consent of Shareholders.
13.6Waiver.  Each party hereto may, by written notice to the other party hereto:  (a) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement; (b) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance by such other party with any of the conditions or covenants of the other contained in this Agreement; or (d) waive or modify performance of any of the obligations of such other party under this Agreement.  Except as provided in the preceding sentence, no action taken by or on behalf of any party, including any investigation by or on behalf of such party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
13.7Entire Agreement.  This Agreement embodies the entire agreement between the parties hereto and there are no agreements, representations or warranties between the parties other than those set forth or provided herein.  This Agreement supersedes and replaces all prior agreements and understandings between the parties with respect to such subject matter, including any confidentiality agreement (upon the Closing), letter of intent, memorandum of understanding or terms sheet.
13.8Execution in Multiple Originals.  This Agreement may be executed in multiple originals, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.  A signature of a party to this Agreement sent by facsimile or other electronic transmission will be deemed to constitute an original and fully effective signature of such party.
13.9Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
13.10Governing Law.  This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Minnesota, except the laws of that State that would render such choice of laws ineffective.
13.11Construction of Agreement.  In construing this Agreement, it is the intent of the parties that:
(a)no consideration may be given to the captions of the articles, sections or subsections, or to the table of contents, all of which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;
(b)no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;
(c)the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;
(d)masculine pronouns used in this Agreement shall be construed to include feminine and neuter pronouns, and the meanings of the defined terms are applicable to both the singular and plural forms thereof;
(e)accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, have the respective meanings given to them under GAAP;
(f)each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "Agreement" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit or schedule, the provisions of the main body of this Agreement will prevail;
(g)the words "this Agreement," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection or other subdivision, unless expressly so limited; and
(h)the word "or" is disjunctive but not necessarily exclusive.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement on the date first above written.

d /s/ Brian Eisvold	/s/ Brian Eisvold
HENRY'S FOODS, INC. By: /s/ Brian Eidsvold Name: Brian Eidsvold Title: Chief Executive Officer	THE EIDSVOLD FAMILY LLC By: /s/ Brian Eidsvold Name: Brian Eidsvold Title: Manager

/s/ Brian Eidsvold BRIAN EIDSVOLD	/s/ H. Thomas Eidsvold H. THOMAS EIDSVOLD

LOL FOODS, INC. By: /s/ Chuck Schmaderer Name: Chuck Schmaderer Title: Secretary

Schedules:

Schedule 2.1(a)	Real Property
Schedule 2.1(b)	Assumed Contracts
Schedule 2.2	Excluded Assets
Schedule 3.2	Allocation of Purchase Price
Schedule 4.2(a)	Permitted Encumbrances
Schedule 6.3	Seller's Required Consents
Schedule 6.6(a)	Liens and Encumbrances
Schedule 6.6(d)	Fixed Assets and Personal Property
Schedule 6.7	Intellectual Property
Schedule 6.8	Contracts
Schedule 6.12	Employees
Schedule 6.13 Schedule 8.4	Employee Benefit Plans Transition Services

Exhibits:

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement (including the Trademark Assignment and Website Content and Domain Assignment attached thereto)
Exhibit C	Form of Noncompetition Agreement
Exhibit D	Form of Employment Agreement – Kellie Janssen
Exhibit E	Form Escrow Agreement